UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 28, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 UBS Group AG First Quarter 2017 Report, which appears immediately following this page.

UBS Group AG and significant regulated subsidiaries and
sub-groups

First quarter 2017 Pillar 3 report

Table of contents
UBS Group AG consolidated
2	Section 1 Introduction
3	Section 2 Risk-weighted assets
8	Section 3 Going and gone concern requirements and eligible capital
15	Section 4 Leverage ratio
18	Section 5 Liquidity coverage ratio

Significant regulated subsidiaries and sub-groups
20	Section 1 Introduction
20	Section 2 UBS AG standalone
23	Section 3 UBS Switzerland AG standalone
28	Section 4 UBS Limited standalone
28	Section 5 UBS Americas Holding LLC consolidated

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich, London,
New York and Hong Kong.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists
from our offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary Office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
TX 77842-3170, USA

Shareholder online inquiries:
https://www-us.computershare.com/
investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside the US               +1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group AG consolidated

UBS Group AG consolidated

Section 1  Introduction

Regulatory framework and scope of Basel III Pillar 3 disclosures

The Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for UBS Group AG on a consolidated basis. Because UBS is considered a systemically relevant bank (SRB) under Swiss banking law, UBS Group AG is required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital information as of 31 March 2017 for UBS Group AG consolidated is provided in the “Capital management” section of our first quarter 2017 report, available under “Quarterly reporting” at www.ubs.com/investors.

Pillar 3 rules also require us to disclose certain regulatory information for the significant banking subsidiaries UBS AG, UBS Switzerland AG and UBS Limited, as well as the significant sub-groups under UBS AG and UBS Americas Holding LLC. This information is provided in the “Significant regulated subsidiaries and sub-groups” section of this report.

UBS Pillar 3 disclosures are based on phase-in rules under the Basel III framework, as implemented by the revised Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and required by FINMA regulation.

BCBS publishes enhanced Pillar 3 disclosure requirements

In March 2017, the BCBS issued the consolidated and enhanced framework of the Pillar 3 disclosure requirements. The enhancements include: i) the consolidation of all existing BCBS disclosure requirements into the Pillar 3 framework, including the composition of capital, the leverage ratio, the liquidity ratios, the indicators for determining globally systemically important banks (G-SIBs), the countercyclical capital buffer, interest rate risk in the banking book and remuneration; ii) the introduction of a “dashboard” of banks’ key prudential metrics; iii) a new requirement for banks to disclose valuation adjustments as well as the underlying calculation methodology; and iv) the incorporation of ongoing reforms into the regulatory framework, such as the total loss-absorbing capacity (TLAC) regime for G-SIBs and the revised market risk framework.

The implementation date for existing disclosure requirements that are consolidated under the standard will generally be at the end of 2017. However, for disclosure requirements that are new and / or depend on the implementation of another policy framework, the implementation date has been aligned with the implementation date of that framework.

FINMA-defined asset classes

For an overview of the FINMA-defined asset classes used within this Pillar 3 report, refer to the Basel III Pillar 3 UBS Group AG 2016 report under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors.

Format, frequency and comparability of Pillar 3 disclosures

Certain Pillar 3 disclosures follow a fixed format defined by FINMA, whereas other disclosures are flexible and may be modified to a certain degree to present the most relevant information. Revised Pillar 3 requirements are presented under the relevant FINMA table / template reference (e.g., OV1, CR8). Pillar 3 disclosures may also include column or row labeling as prescribed by FINMA. Naming conventions used in our Pillar 3 disclosures are based on the FINMA guidance and may not reflect UBS naming conventions. The reporting frequency for each disclosure follows the FINMA-specified interval, which is either quarterly, semi-annual or annual. For further information on disclosure frequencies, refer to the Basel III Pillar 3 UBS Group AG 2016 report under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors. Comparative period information and commentary provided on movements is provided in line with the FINMA-specified frequency.

Basel III capital requirements for G-SIBs

The BCBS has defined minimum Basel III capital requirements, which are being phased in from 1 January 2013 to 31 December 2018 and become fully effective on 1 January 2019. As of 31 March 2017, the minimum ratio requirements for common equity tier 1 (CET1) capital including capital conservation buffer and for total capital including capital conservation buffer were 5.75% and 9.25%, respectively. Moreover, global systemically important banks (G-SIBs) are subject to additional CET1 capital buffer requirements in the range from 1.0% to 3.5%. These additional buffer requirements are being phased in from 1 January 2016 to 31 December 2018 and become fully effective on 1 January 2019. The Financial Stability Board (FSB) has determined that UBS is a G-SIB, using an indicator-based methodology adopted by the BCBS. In November 2016, the FSB confirmed that, based on the year-end 2015 indicators, the additional CET1 capital buffer requirement for UBS Group is 1.0%. BCBS requirements are minimum requirements that regulators must put in place in their respective jurisdictions. As our Swiss SRB capital requirements exceed the BCBS requirements, including the G-SIB buffer, UBS is not affected by these additional G-SIB requirements.

→   Refer to the “Capital management” section of our Annual Report 2016 for more information on phase-in arrangements and regulatory requirements

→   Refer to “Pillar 3, SEC filings & other disclosures” at www.ubs.com/  investors for more information on our G-SIB indicators

Section 2  Risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Measures of risk exposure may differ, depending on whether the exposures are calculated for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirement or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required to underpin those risks. The calculation of risk-weighted assets (RWA) follows the BIS Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council.

→   Refer to the Basel III Pillar 3 UBS Group AG 2016 report under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors  for more information

RWA development in the quarter

The table below provides an overview of RWA and the related minimum capital requirements by risk type. During the first quarter of 2017, phase-in RWA decreased by CHF 2.3 billion to CHF 223.1 billion. The decrease was mainly driven by a CHF 6.2 billion reduction in market risk RWA and a reduction of CHF 1.3 billion in the line Amounts below thresholds for deduction (250% risk weight), mainly driven by the additional, 2017 related, phase-in effect of capital deductions for deferred tax assets resulting in lower RWA. These decreases were partly offset by a CHF 4.4 billion increase in credit risk RWA, and a CHF 1.6 billion increase in operational risk RWA. The flow tables on the next pages provide further detail on the movements in credit risk, counterparty credit risk and market risk RWA in the first quarter of 2017. Further information on capital management and RWA, including detail on movements in RWA over the first quarter of 2017, is provided on pages 53–59 of our first quarter 2017 report, available under “Quarterly reporting” at www.ubs.com/investors.

OV1: Overview of RWA
		a	b	c
		RWA¹		Minimum capital requirements²
CHF million		31.3.17	31.12.16
1	Credit risk (excluding counterparty credit risk)	89,317	84,899	7,145
2	of which: standardized approach (SA)³	22,458	22,095	1,797
3	of which: internal ratings-based (IRB) approach	66,859	62,804	5,349
4	Counterparty credit risk⁴	28,808	29,362	2,305
5	of which: SA for counterparty credit risk (SA-CCR)⁵	8,953	9,971	716
6	of which: internal model method (IMM)⁶	19,854	19,391	1,588
7	Equity positions in banking book under market-based approach⁷	2,367	2,375	189
8	Equity investments in funds – look-through approach⁸
9	Equity investments in funds – mandated-based approach⁸
10	Equity investments in funds – fall-back approach⁸
11	Settlement risk	340	528	27
12	Securitization exposure in banking book	1,986	2,068	159
13	of which: IRB ratings-based approach (RBA)	1,339	1,456	107
14	of which: IRB supervisory formula approach (SFA)	647	613	52
15	of which: SA / simplified supervisory formula approach (SSFA)
16	Market Risk	9,324	15,490	746
17	of which: standardized approach (SA)	378	428	30
18	of which: internal model approaches (IMM)	8,946	15,062	716
19	Operational risk	79,422	77,827	6,354
20	of which: basic indicator approach
21	of which: standardized approach
22	of which: advanced measurement approach	79,422	77,827	6,354
23	Amounts below thresholds for deduction (250% risk weight)⁹	11,573	12,864	926
24	Floor adjustment¹⁰	0	0	0
25	Total	223,137	225,412	17,851

1 Based on phase-in rules.    2 Calculated based on 8% of RWA as of 31 March 2017.    3 Includes non-counterparty-related risk not subject to the threshold deduction treatment (31 March 2017: RWA CHF 8,457 million, 31 December 2016: RWA CHF 8,426 million). Non-counterparty-related risk (31 March 2017: RWA CHF 9,557 million, 31 December 2016: RWA CHF 10,864 million), which is subject to the threshold treatment, is reported in row 23 “Amounts below thresholds for deduction (250% risk weight).”    4 Excludes settlement risk, which is separately reported in row 11 “Settlement risk.” Includes credit valuation adjustments and RWA with central counterparties.    5 Calculated in accordance with the current exposure method (CEM), until SA-CCR is implemented at the latest by 1 January 2018. The split between row 5 and 6 refers to the calculation of the exposure measure.    6 Includes advanced credit valuation adjustment (31 March 2017: RWA CHF 2,829 million, 31 December 2016: RWA CHF 4,202 million).    7 Includes investments in funds. Items subject to threshold deduction treatments not exceeding their threshold are risk weighted at 250% (31 March 2017: RWA CHF 2,015 million, 31 December 2016: RWA CHF 2,000 million) and are separately included in row 23 “Amounts below thresholds for deduction (250% risk weight).”    8 New regulation for the calculation of RWA for investments in funds is implemented at the latest by 1 January 2018.    9 Includes items subject to threshold deduction treatments not exceeding their respective threshold and risk weighted at 250%. Items subject to threshold deduction treatments are significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences, which are both measured against their respective threshold.    10 No floor effect, as 80% of our Basel I RWA including the RWA-equivalent of the Basel I capital deductions does not exceed our Basel III RWA including the RWA-equivalent of the Basel III capital deductions. Refer to “Recent developments” section of our first quarter 2017 report, available under “Quarterly reporting” at www.ubs.com/investors for the status of the finalization of the BCBS capital framework, where the proposed floor calculation would differ in significant aspects from the current approach.

UBS Group AG consolidated

Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7

References from the below table link to the line numbers provided in the movement tables below and on the next page.

Reference	Description	Definition
2	Asset size	Movements arising in the ordinary course of business, such as new transactions, sales and write-offs.
3	Asset quality / Credit quality of counterparties

Movements resulting from changes in the underlying credit quality of counterparties. These are caused by changes to risk parameters, such as counterparty ratings, loss given default estimates or credit hedges.

4	Model updates

Movements arising from the implementation of new models and from parameter changes to existing models. The RWA effect of model updates is estimated based on the portfolio at the time of the implementation of the change.

5	Methodology and policy

Movements due to methodological changes in calculations driven by regulatory policy changes, including revisions to existing regulations, new regulations and add-ons mandated by the regulator. The effect of methodology and policy changes on RWA is estimated based on the portfolio at the time of the implementation of the change.

6	Acquisitions and disposals

Movements as a result of the disposal or acquisition of business operations, quantified based on the credit risk exposures as at the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected under asset size.

7	Foreign exchange movements	Movements as a result of changes in exchange rates of the transaction currencies versus the Swiss franc.
8	Other	Movements due to changes that cannot be attributed to any other category.

Credit risk RWA development in the quarter

Credit risk RWA under the internal ratings-based (IRB) approach increased by CHF 4.1 billion RWA during the first quarter of 2017.

The increase was primarily driven by methodology and policy changes of CHF 3.1 billion, which includes the effect of regulatory add-ons of CHF 2.5 billion, mainly due to an increase in the IRB multiplier on Swiss residential mortgages of CHF 1.8 billion, as well as an increase in the IRB multiplier on Investment Bank exposures to corporates of CHF 0.3 billion. Furthermore, certain exposures for highly rated securities held for liquidity purposes previously treated with the standardized approach are now treated under the advanced approach. The increase of CHF 0.6 billion in IRB credit risk RWA was partly offset by a CHF 0.4 billion decrease in RWA under the standardized approach, which is not part of this table.

The RWA increase from model updates of CHF 1.6 billion was driven by the implementation of revised credit conversion factors for unutilized Lombard loan facilities, as well as changes to the probability of default (PD) and loss given default (LGD) parameters for all Lombard exposures. These changes primarily affected Wealth Management and Wealth Management Americas.

Additionally, a decrease of CHF 1.4 billion related to asset size movements was primarily due to client-driven declines in off-balance sheet exposures.

CR8: RWA flow statements of credit risk exposures under IRB
		a
CHF million		RWA
1	RWA as at 31.12.16	62,804
2	Asset size	(1,442)
3	Asset quality	474
4	Model updates	1,560
5	Methodology and policy	3,082
5a	of which: regulatory add-ons	2,450
6	Acquisitions and disposals	0
7	Foreign exchange movements	(258)
8	Other	640
9	RWA as at 31.3.17	66,859

Counterparty credit risk RWA development in the quarter

Counterparty credit risk RWA under IMM and VaR increased by CHF 1.8 billion during the first quarter of 2017. This increase was primarily driven by an asset size movement of CHF 1.9 billion. A CHF 1.1 billion increase in securities financing transactions was primarily due to client-driven increases in the Investment Bank. Derivatives increased by CHF 0.8 billion, primarily as a result of higher notional values in the Investment Bank. The increase reflected under methodology and policy changes of CHF 0.3 billion related to an increase in the regulatory add-on for the IRB multiplier on Investment Bank exposures to corporates.

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)¹
		a1	a2	a
		Derivatives	SFTs	Total Amounts
CHF million		Subject to IMM	Subject to VaR	(sum of a1 and a2)
1	RWA as at 31.12.16	12,482	2,706	15,188
2	Asset size	774	1,102	1,877
3	Credit quality of counterparties	(160)	(78)	(238)
4	Model updates	0	0	0
5	Methodology and policy	216	55	272
5a	of which: regulatory add-ons	216	55	272
6	Acquisitions and disposals	0	0	0
7	Foreign exchange movements	(63)	(10)	(73)
8	Other	0	0	0
9	RWA as at 31.3.17	13,250	3,775	17,025
1 Excludes advanced credit valuation adjustment RWA of CHF 2,829 million as of 31 March 2017 (31 December 2016: CHF 4,202 million).

UBS Group AG consolidated

Market risk RWA development in the quarter

The four main components that contribute to market risk RWA are value-at-risk (VaR), stressed value-at-risk (SVaR), incremental risk charge (IRC) and comprehensive risk measure (CRM). VaR and SVaR components include the RWA charge for Risks not in VaR. The table “MR2: RWA flow statements of market risk exposures under an IMA” on the following page provides a breakdown of the market risk RWA movement in the quarter across these components, according to BCBS-defined movement categories. These categories are described further below.

Definitions of market risk RWA movement table components for MR2

References from the below table link to the line numbers provided in the movement table on the next page.

Reference	Description	Definition
1/8c	RWA as at previous and current reporting period end (end of period)	Quarter-end RWA
1a/ 8b	Regulatory adjustment

Indicates the difference between row 1 and 1b and 8c and 8a respectively.

Where movements related to changes in the backtesting multiplier are described, these are determined by substituting the backtesting multiplier as at the end of the prior period with the multiplier as at end of the current reporting period.

1b/ 8a	RWA at previous and current quarter end (end of day)

For a given component (e.g. VaR) it refers to the RWA that would be computed if the snapshot quarter end figure of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory, and a 12-week average for SVaR and IRC. The regulatory adjustment would be zero, if the quarter-end RWA is triggered by the snapshot quarter-end figure.

Movement of end of day RWA
2	Movement in risk levels	Movements as a result of changes in positions and risk levels.
3	Model updates / changes	Movements due to routine updates to model parameters and model changes.
4	Methodology and policy	Movements due to methodological changes in calculations driven by regulatory policy changes, including revisions to existing regulations, new regulations and add-ons mandated by the regulator.
5	Acquisitions and disposals

Movements as a result of the disposal or acquisition of business operations, quantified based on the market risk exposures as at the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected under “Movements in risk levels”.

6	Foreign exchange movements

Movements as a result of changes in exchange rates. Note that the effect of movements in exchange rates is captured in “Movement in risk levels”, since exchange rate movements are part of the effects of market movements on risk levels.

7	Other	Movements due to changes that cannot be attributed to any other category.

RWA flow related to VaR and SVaR

Value-at-risk (VaR) and stressed VaR RWA decreased by CHF 6.5 billion, mainly due to lower average SVaR and regulatory VaR compared with the higher levels observed in the fourth quarter of 2016, resulting in a decrease of CHF 4.4 billion and a further reduction of CHF 2.1 billion related to regulatory add-ons resulting from a lower VaR multiplier. The VaR multiplier decreased from 3.65 to 3 as a result of fewer backtesting exceptions. The current and prior period effect of these movements is mainly reflected under Regulatory adjustment for the respective dates.

RWA flow related to Incremental risk charge (IRC)

IRC RWA increased by CHF 0.6 billion from model updates / changes as a result of the annual update of model parameters implemented in the first quarter 2017. The increase was driven by higher correlations in several sectors and regions as the calibration timeframe 2006-2016 now includes two more years of the post-crisis period.

The increase in IRC RWA from movement in risk levels over the quarter was CHF 0.3 billion, largely as a result of increased exposures in the Foreign Exchange, Rates and Credit (FRC) business of the Investment Bank.

MR2: RWA flow statements of market risk exposures under an IMA¹
		a	b	c	d	e	f
CHF million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as at 31.12.16	4,013	7,982	2,963	104		15,062
1a	Regulatory adjustment	(3,517)	(7,320)	(567)			(11,404)
1b	RWA at previous quarter end (end of day)	496	662	2,396	104		3,658
2	Movement in risk levels	81	(53)	322			350
3	Model updates / changes	16	26	619			661
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other				(5)		(5)
8a	RWA at the end of reporting period (end of day)	593	635	3,336	98		4,663
8b	Regulatory adjustment	1,693	2,590				4,283
8c	RWA as at 31.3.17	2,286	3,225	3,336	98		8,946
1 Components that describe movements in RWA are formatted in italic.

UBS Group AG consolidated

Section 3  Going and gone concern requirements and eligible capital

The table below provides details on the Swiss SRB going and gone concern requirements as required by FINMA. Further information on capital management is provided on pages 53–59 of our first quarter 2017 report, available under “Quarterly reporting” at www.ubs.com/investors.

Swiss SRB going and gone concern requirements and information¹
As of 31.3.17	Swiss SRB including transitional arrangements (phase-in)				Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	Risk-weighted assets		Leverage ratio denominator		Risk-weighted assets		Leverage ratio denominator

Required loss-absorbing capacity	in %		in %		in %		in %
Common equity tier 1 capital	9.21	20,552	2.60	22,969	10.21	22,645	3.50	30,841
of which: minimum capital	5.80	12,942	2.10	18,552	4.50	9,980	1.50	13,218
of which: buffer capital	3.20	7,140	0.50	4,417	5.50	12,198	2.00	17,624
of which: countercyclical buffer²	0.21	470			0.21	467
Maximum additional tier 1 capital	3.00	6,694	0.90	7,951	4.30	9,537	1.50	13,218
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.20	4,909	0.90	7,951	3.50	7,762	1.50	13,218
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	1,785			0.80	1,774
Total going concern capital	12.21	27,246	3.50	30,919	14.51³	32,182	5.00³	44,059
Base gone concern loss-absorbing capacity including applicable add-ons	6.20⁴	13,835	2.00⁴	17,668	14.30³	31,715	5.00³	44,059
Total gone concern loss-absorbing capacity	6.20	13,835	2.00	17,668	14.30	31,715	5.00	44,059
Total loss-absorbing capacity	18.41	41,081	5.50	48,587	28.81	63,897	10.00	88,118

Eligible loss-absorbing capacity
Common equity tier 1 capital	15.61	34,841	3.94	34,841	14.12	31,311	3.55	31,311
High-trigger loss-absorbing additional tier 1 capital⁵˒⁶	7.54	16,817	1.90	16,817	4.06	9,005	1.02	9,005
of which: high-trigger loss-absorbing additional tier 1 capital	3.00	6,692	0.76	6,692	3.02	6,692	0.76	6,692
of which: low-trigger loss-absorbing additional tier 1 capital	0.45	1,009	0.11	1,009	1.04	2,313	0.26	2,313
of which: high-trigger loss-absorbing tier 2 capital	0.39	878	0.10	878
of which: low-trigger loss-absorbing tier 2 capital	3.69	8,238	0.93	8,238
Total going concern capital	23.15	51,658	5.85	51,658	18.18	40,317	4.58	40,317
Gone concern loss-absorbing capacity	11.14	24,860	2.81	24,860	15.03	33,328	3.78	33,328
of which: TLAC-eligible senior unsecured debt	10.55	23,531	2.66	23,531	10.61	23,531	2.67	23,531
Total gone concern loss-absorbing capacity	11.14	24,860	2.81	24,860	15.03	33,328	3.78	33,328
Total loss-absorbing capacity	34.29	76,517	8.66	76,517	33.21	73,645	8.36	73,645

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		223,137				221,785
Leverage ratio denominator				883,408				881,183

1 This table does not include the effect of any gone concern requirement rebate.    2 Going concern capital ratio requirements as of 31 March 2017 include countercyclical buffer requirements of 0.21% for the phase-in and fully applied requirement.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    4 Includes applicable add-ons of 0.36% for RWA and 0.13% for LRD.    5 Includes outstanding low-trigger loss-absorbing additional tier 1 capital instruments, which under the transitional rules of the Swiss SRB framework will remain available to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. From their first call date, they may be used to meet the gone concern requirements. Low-trigger loss-absorbing additional tier 1 capital was partly offset by required deductions for goodwill on a phase-in basis.    6 Includes outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, which under the transitional rules of the Swiss SRB framework will remain available to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Explanation of differences between the IFRS and regulatory scope of consolidation

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS Group AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation.

The main differences between the IFRS and regulatory capital scope of consolidation relate to the following entities as of 31 March 2017:

–   investments in insurance, real estate and commercial companies as well as investment vehicles that were consolidated under IFRS, but not for regulatory capital purposes, and were subject to risk-weighting

–   joint ventures that were fully consolidated for regulatory capital purposes, but which were accounted for under the equity method under IFRS

–   UBS Capital Securities (Jersey) Ltd. has issued preferred securities and is consolidated for regulatory capital purposes but not for IFRS purposes. This entity holds bonds issued by UBS AG, which are eliminated in the consolidated regulatory capital accounts. This entity does not have material third-party asset balances and its equity is attributable to non-controlling interests

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation, but not in the regulatory capital scope of consolidation. These entities make up most of the difference between column “Balance sheet in accordance with IFRS scope of consolidation” and column “Balance sheet in accordance with regulatory scope of consolidation” in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” As of 31 March 2017, entities consolidated under either the IFRS or the regulatory scope of consolidation did not report any significant capital deficiencies.

In the banking book, certain equity investments are not consolidated under IFRS or under the regulatory scope. These investments mainly consisted of infrastructure holdings and joint operations (e.g., settlement and clearing institutions, stock and financial futures exchanges) and included our participation in the SIX Group. These investments were risk-weighted based on applicable threshold rules.

Further information on the legal structure of the UBS Group and on the IFRS scope of consolidation is provided on pages 13–14 and 325–326, respectively, of our Annual Report 2016, available under “Annual reporting” at www.ubs.com/investors.

Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation

	31.3.17
CHF million	Total assets¹	Total equity¹	Purpose
UBS Asset Management Life Ltd	9,620	39	Life Insurance
UBS International Life Designated Activity Company	5,134	81	Life Insurance
A&Q Alternative Solution Limited	443	434²	Investment vehicle for multiple investors
A&Q Alternative Solution Master Limited	442	441²	Investment vehicle for multiple investors
A&Q Alpha Select Hedge Fund Limited	198	193²	Investment vehicle for multiple investors
A&Q Alpha Select Hedge Fund XL	189	95²	Investment vehicle for multiple investors
UBS Life Insurance Company USA	168	43	Life Insurance

1 Total assets and total equity on a standalone basis.    2 Represents the net asset value (NAV) of issued fund units. These fund units are subject to liability treatment in the consolidated financial statements in accordance with IFRS.

UBS Group AG consolidated

The table below and on the next page provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by BIS and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the table “Composition of capital.”

Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 31.3.17	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References¹
CHF million
Assets
Cash and balances with central banks	108,931			108,931
Due from banks	14,222	(194)		14,028
Cash collateral on securities borrowed	18,512			18,512
Reverse repurchase agreements	77,004			77,004
Trading portfolio assets	107,211	(9,927)		97,284
Positive replacement values	121,549	13		121,561
Cash collateral receivables on derivative instruments	22,522			22,522
Loans	309,115	90		309,205
Financial assets designated at fair value	49,114			49,114
Financial assets available for sale	16,235	(31)		16,204
Financial assets held to maturity	8,962			8,962
Consolidated participations	0	109		109
Investments in associates	977			977
of which: goodwill	340			340	4
Property, equipment and software	8,368	(69)		8,299
Goodwill and intangible assets	6,458	0		6,459
of which: goodwill	6,236	0		6,236	4
of which: intangible assets	222			222	5
Deferred tax assets	12,927	(1)		12,927
of which: deferred tax assets recognized for tax loss carry-forwards	8,241	(1)		8,241	9
of which: deferred tax assets on temporary differences	4,686			4,686	12
Other assets	27,500	(5,266)		22,233
of which: net defined benefit pension and other post-employment assets	0			0	10
Total assets	909,608	(15,277)	0	894,331

Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

As of 31.3.17	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References¹
CHF million
Liabilities
Due to banks	8,747	(35)		8,712
Cash collateral on securities lent	3,067			3,067
Repurchase agreements	10,621			10,621
Trading portfolio liabilities	28,576			28,576
Negative replacement values	119,964	7		119,972
Cash collateral payables on derivative instruments	29,875			29,875
Due to customers	419,356	(25)		419,331
Financial liabilities designated at fair value	56,640			56,640
Debt issued	114,725	(13)		114,712
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital²	5,330			5,330	13
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital²	2,313			2,313	13
of which: amount eligible for low-trigger loss-absorbing tier 2 capital³	8,238			8,238	7
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital⁴	688			688	8
Provisions	3,757			3,757
Other liabilities	59,939	(15,080)		44,859
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))⁵	797			797	13
Total liabilities	855,268	(15,146)	0	840,122
Equity
Share capital	385			385	1
Share premium	27,637			27,637	1
Treasury shares	(2,211)			(2,211)	3
Retained earnings	32,864	(262)		32,602	2
Other comprehensive income recognized directly in equity, net of tax	(5,014)	130		(4,884)	3
of which: unrealized gains / (losses) from cash flow hedges	774			774	11
Equity attributable to UBS Group AG shareholders	53,661	(132)	0	53,529
Equity attributable to non-controlling interests	679	1		680	6
Total equity	54,340	(131)	0	54,209
Total liabilities and equity	909,608	(15,277)	0	894,331

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “Composition of capital“ table.   2 Represents IFRS carrying value.   3 IFRS carrying value is CHF 8,265 million.    4 IFRS carrying value is CHF 1,109 million.    5 IFRS carrying value is CHF 1,644 million. Refer to the “Compensation” section of our Annual Report 2016 for more information on DCCP.

UBS Group AG consolidated

Composition of capital

The table below and on the following pages provides the “Composition of capital” as defined by BIS and FINMA. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” Where relevant, the effect of phase-in arrangements is disclosed as well.

Refer to the documents “Capital instruments of UBS Group AG (consolidated) and UBS AG (consolidated and standalone) – Key features” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt” under “Bondholder information” at www.ubs.com/investors  for an overview of the main features of our regulatory capital instruments, as well as the full terms and conditions.

Composition of capital
As of 31.3.17		Numbers phase-in	Effect of the transition phase	References¹
CHF million, except where indicated
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	28,022		1
2	Retained earnings	32,602		2
3	Accumulated other comprehensive income (and other reserves)	(7,094)		3
4	Directly issued capital subject to phase-out from common equity tier 1 capital (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in Group common equity tier 1 capital)
6	Common equity tier 1 capital before regulatory adjustments	53,529
7	Prudential valuation adjustments	(72)
8	Goodwill, net of tax, less additional tier 1 capital²	(5,217)	(1,304)	4
9	Intangible assets, net of tax²	(218)		5
10	Deferred tax assets recognized for tax loss carry-forwards³	(6,733)	(1,684)	9
11	Unrealized (gains) / losses from cash flow hedges, net of tax	(774)		11
12	Expected losses on advanced internal ratings-based portfolio less general provisions	(399)
13	Securitization gain on sale
14	Own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(67)
15	Defined benefit plans			10
16	Compensation and own shares-related capital components (not recognized in net profit)	(1,236)
17	Reciprocal crossholdings in common equity
17a	Qualifying interest where a controlling influence is exercised together with other owners (CET instruments)
17b	Consolidated investments (CET1 instruments)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital

(amount above 10% threshold)

19

Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)⁴	(968)	(541)	12
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investments treated according to the PD/LGD approach
26a	Other adjustments relating to the application of an internationally accepted accounting standard	(288)
26b	Other deductions	(2,716)		13
27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions
28	Total regulatory adjustments to common equity tier 1	(18,688)	(3,529)

Composition of capital (continued)

As of 31.3.17		Numbers phase-in	Effect of the transition phase	References¹
CHF million, except where indicated
29	Common equity tier 1 capital (CET1)	34,841	(3,529)
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus	9,005
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards⁵	9,005		13
33	Directly issued capital instruments subject to phase-out from additional tier 1
34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in Group additional tier 1)	641	(641)	6
35	of which: instruments issued by subsidiaries subject to phase-out	641	(641)
36	Additional tier 1 capital before regulatory adjustments	9,646	(641)
37	Investments in own additional tier 1 instruments
38	Reciprocal crossholdings in additional tier 1 instruments
38a	Qualifying interest where a controlling influence is exercised together with other owner (AT1 instruments)
38b	Holdings in companies which are to be consolidated (additional tier 1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
41	National specific regulatory adjustments	(1,304)	1,304
42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions
	Tier 1 adjustments on impact of transitional arrangements	(1,304)	1,304
	of which: goodwill net of tax, offset against additional loss-absorbing tier 1 capital	(1,304)	1,304
42a	Excess of the adjustments which are allocated to the common equity tier 1 capital
43	Total regulatory adjustments to additional tier 1 capital	(1,304)	1,304
44	Additional tier 1 capital (AT1)	8,342	664
45	Tier 1 capital (T1 = CET1 + AT1)	43,182	(2,866)
46	Directly issued qualifying tier 2 instruments plus related stock surplus⁶	8,485		7
47	Directly issued capital instruments subject to phase-out from tier 2⁶	706	(706)	8
48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in Group tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	9,191	(706)
52	Investments in own tier 2 instruments⁶	(22)	18	7, 8
53	Reciprocal cross holdings in tier 2 instruments
53a	Qualifying interest where a controlling influence is exercised together with other owner (tier 2 instruments)
53b	Investments to be consolidated (tier 2 instruments)
54

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	National specific regulatory adjustments
56a	Excess of the adjustments which are allocated to the additional tier 1 capital
57	Total regulatory adjustments to tier 2 capital	(22)	18

UBS Group AG consolidated

Composition of capital (continued)

As of 31.3.17		Numbers phase-in	Effect of the transition phase	References¹
CHF million, except where indicated
58	Tier 2 capital (T2)	9,169	(688)
	of which: high-trigger loss-absorbing capital⁵	92		13
	of which: low-trigger loss-absorbing capital⁶	8,238		7
59	Total capital (TC = T1 + T2)	52,352	(3,554)
	Amount with risk weight pursuant to the transitional arrangement (phase-in)		(1,352)
	of which: net defined benefit pension assets
	of which: DTA on temporary differences		1,352
60	Total risk-weighted assets	223,137	(1,352)
	Capital ratios and buffers
61	Common equity tier 1 (as a percentage of risk-weighted assets)	15.6
62	Tier 1 (pos 45 as a percentage of risk-weighted assets)	19.4
63	Total capital (pos 59 as a percentage of risk-weighted assets)	23.5
64	CET1 requirement (base capital, buffer capital and countercyclical buffer requirements) plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets⁷	6.5
65	of which: capital buffer requirement	1.3
66	of which: bank-specific countercyclical buffer requirement	0.2
67	of which: G-SIB buffer requirement	0.5
68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	15.6
68a–f	Not applicable for systemically relevant banks according to FINMA RS 11/2
72	Non-significant investments in the capital of other financials	1,190
73	Significant investments in the common stock of financials	769
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)	4,791
	Applicable caps on the inclusion of provisions in tier 2
76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77	Cap on inclusion of provisions in tier 2 under standardized approach
78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1 References link the lines of this table to the respective reference numbers provided in the column “References” in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.“   2 The CHF 6,521 million (CHF 5,217 million and CHF 1,304 million) reported in line 8 includes goodwill on investments in associates of CHF 340 million and DTL on goodwill of CHF 55 million. The CHF 218 million reported in line 9 includes DTL on intangible assets of CHF 4 million.   3 The CHF 8,417 million (CHF 6,733 million and CHF 1,684 million) deferred tax assets recognized for tax loss carry-forwards reported in line 10 differ from the CHF 8,241 million deferred tax assets shown in line “Deferred tax assets“ in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation“ because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains (CHF 214 million) and other temporary differences, which are adjusted out in line 11 and other lines of this table respectively.   4 The CHF 1,509 million (CHF 968 million and CHF 541 million) deferred tax assets arising from temporary differences in line 21 differ from the CHF 4,686 million deferred tax assets on temporary differences shown in the line “Deferred tax assets” in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation“ as the former relates only to the amount above the 10% threshold.   5 CHF 9,005 million and CHF 92 million reported in line 32 and 58 respectively of this table, includes the following positions: CHF 5,330 million and CHF 2,313 million recognized in line “Debt issued“ in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation,“ CHF 797 million DCCP recognized in line “Other liabilities“ in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation“ and CHF 657 million recognized in DCCP-related charge for regulatory capital purpose in line 16 “Compensation and own shares-related capital components (not recognized in net profit)“ of this table.   6 The CHF 9,191 million in line 51 includes CHF 8,238 million low-trigger loss-absorbing tier 2 capital recognized in line “Debt issued“ in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation,“ which is shown net of CHF 4 million investments in own tier 2 instruments reported in line 52 of this table, CHF 688 million phase-out capital recognized in line “Debt issued“ in the table “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation,“ which is shown net of CHF 18 million investments in own tier 2 reported in line 52 of this table, high-trigger loss-absorbing capital of CHF 92 million reported in line 58 and CHF 151 million of unrealized gains on financial assets available for sale, which are eligible under BIS rules.   7 BCBS requirements are exceeded by our Swiss SRB requirements.  Refer to the “Capital Management“ section of our Annual Report 2016, for more information on the Swiss SRB requirements.

Section 4  Leverage ratio

BIS Basel III leverage ratio

The BIS leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD). The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions. In addition, balance sheet assets deducted from our tier 1 capital are excluded from LRD, resulting in a difference between phase-in and fully applied LRD for deferred tax assets (DTAs) and net defined benefit pension plan assets.

The “Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” table below shows the difference between total IFRS assets per IFRS consolidation scope and the BIS total on-balance sheet exposures, which are the starting point for calculating the BIS LRD as shown in the “BIS Basel III leverage ratio common disclosure” table on the next page. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BIS calculation. In addition, carrying values for derivative financial instruments and securities financing transactions are deducted from IFRS total assets. They are measured differently under BIS leverage ratio rules and are therefore added back in separate exposure line items in the “BIS Basel III leverage ratio common disclosure” table on the next page.

As of 31 March 2017, our BIS Basel III leverage ratio was 4.6% on a fully applied basis and 4.9% on a phase-in basis. The BIS Basel III LRD was CHF 881.2 billion on a fully applied basis and CHF 883.4 billion on a phase-in basis. Information on our Swiss SRB leverage ratio and the movement in our LRD on a fully applied basis compared with the prior quarter is provided on page 60-61 of our first quarter 2017 report, available under “Quarterly reporting” at www.ubs.com/investors.

Differences between the Swiss SRB and BIS leverage ratio

The leverage ratio denominator is the same under Swiss SRB and BIS rules. However, there are differences in the capital numerator between the two frameworks. Under BIS rules, only common equity tier 1 and additional tier 1 capital are included in the numerator, whereas under Swiss SRB we are required to meet going as well as gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes Tier 1, Tier 2 capital instruments and/or TLAC-eligible senior unsecured debt.

Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
CHF million	31.3.17	31.12.16
On-balance sheet exposures
IFRS total assets	909,608	935,016
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(15,277)	(15,488)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	0	0
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0
Less carrying value of derivative financial instruments in IFRS total assets¹	(144,083)	(185,086)
Less carrying value of securities financing transactions in IFRS total assets²	(112,000)	(96,352)
Adjustments to accounting values	0	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	638,248	638,091
Asset amounts deducted in determining BIS Basel III tier 1 capital	(15,127)	(13,240)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	623,120	624,850

1 Consists of positive replacement values and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation.

UBS Group AG consolidated

BIS Basel III leverage ratio common disclosure
CHF million, except where indicated		31.3.17	31.12.16

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	638,248	638,091
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(15,127)	(13,240)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	623,120	624,850

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	41,824	51,919
5	Add-on amounts for PFE associated with all derivatives transactions	86,870	84,156
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(11,311)	(14,667)
8	(Exempted CCP leg of client-cleared trade exposures)	(17,948)	(17,314)
9	Adjusted effective notional amount of all written credit derivatives¹	127,032	128,079
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)²	(123,754)	(124,533)
11	Total derivative exposures	102,712	107,640

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	191,197	167,822
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(79,197)	(71,470)
14	CCR exposure for SFT assets	8,754	8,366
15	Agent transaction exposures	0	0
16	Total securities financing transaction exposures	120,754	104,718

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	103,137	112,024
18	(Adjustments for conversion to credit equivalent amounts)	(66,316)	(74,306)
19	Total off-balance sheet items	36,821	37,718
	Total exposures (leverage ratio denominator), phase-in	883,408	874,925
	(Additional asset amounts deducted in determining Basel III tier 1 capital fully applied)	(2,225)	(4,456)
	Total exposures (leverage ratio denominator), fully applied	881,183	870,470

	Capital and total exposures (leverage ratio denominator), phase-in
20	Tier 1 capital	43,182	44,941
21	Total exposures (leverage ratio denominator)	883,408	874,925
	Leverage ratio
22	Basel III leverage ratio phase-in (%)	4.9	5.1

	Capital and total exposures (leverage ratio denominator), fully applied
20	Tier 1 capital	40,317	39,844
21	Total exposures (leverage ratio denominator)	881,183	870,470
	Leverage ratio
22	Basel III leverage ratio fully applied (%)	4.6	4.6

1 Includes protection sold, including agency transactions.    2 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

BIS Basel III leverage ratio summary comparison
CHF million		31.3.17	31.12.16
1	Total consolidated assets as per published financial statements	909,608	935,016
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation¹	(30,405)	(28,728)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0
4	Adjustments for derivative financial instruments	(41,371)	(77,446)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	8,754	8,366
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	36,821	37,718
7	Other adjustments	0	0
8	Leverage ratio exposure (leverage ratio denominator), phase-in	883,408	874,925
1 This item includes assets that are deducted from tier 1 capital.

BIS Basel III leverage ratio
CHF million, except where indicated
Phase-in	31.3.17	31.12.16	30.9.16	30.6.16
Total tier 1 capital	43,182	44,941	44,061	42,934
BIS total exposures (leverage ratio denominator)	883,408	874,925	881,717	902,431
BIS Basel III leverage ratio (%)	4.9	5.1	5.0	4.8

Fully applied	31.3.17	31.12.16	30.9.16	30.6.16
Total tier 1 capital	40,317	39,844	39,003	38,049
BIS total exposures (leverage ratio denominator)	881,183	870,470	877,313	898,195
BIS Basel III leverage ratio (%)	4.6	4.6	4.4	4.2

UBS Group AG consolidated

Section 5  Liquidity coverage ratio

Effective 1 January 2017, we calculate and monitor our liquidity coverage ratio (LCR) on a daily basis and our reported quarterly average LCR is the average of daily values during the quarter. Our reported quarterly average LCR for periods prior to 1 January 2017 is based on the average of three month-end values.

In the first quarter of 2017, our average total LCR decreased four percentage points to 128%, remaining above the 110% Group LCR minimum communicated by the Swiss Financial Market Supervisory Authority (FINMA). The decrease in the ratio primarily resulted from an increase in net cash outflows, mainly related to unsecured wholesale deposits, debt issuances and secured financing transactions.

Liquidity coverage ratio
		Average 1Q17¹		Average 4Q16
CHF billion, except where indicated		Unweighted value	Weighted value²	Unweighted value	Weighted value²

High-quality liquid assets
1	High-quality liquid assets	200	197	198	196

Cash outflows
2	Retail deposits and deposits from small business customers	236	26	235	26
3	of which: stable deposits	39	1	38	1
4	of which: less stable deposits	197	25	197	25
5	Unsecured wholesale funding	200	114	193	109
6	of which: operational deposits (all counterparties)	37	9	36	9
7	of which: non-operational deposits (all counterparties)	146	88	142	85
8	of which: unsecured debt	17	17	15	15
9	Secured wholesale funding		77		73
10	Additional requirements:	91	33	99	39
11	of which: outflows related to derivatives and other transactions	45	20	52	25
12	of which: outflows related to loss of funding on debt products³	0	0	1	1
13	of which: committed credit and liquidity facilities	46	13	47	14
14	Other contractual funding obligations	14	12	13	12
15	Other contingent funding obligations	203	7	207	7
16	Total cash outflows		269		266

Cash inflows
17	Secured lending	288	74	266	71
18	Inflows from fully performing exposures	60	32	60	32
19	Other cash inflows	10	10	15	15
20	Total cash inflows	357	115	340	117

			Average 1Q17¹		Average 4Q16
CHF billion, except where indicated			Total adjusted value⁴		Total adjusted value⁴

Liquidity coverage ratio
21	High-quality liquid assets		197		196
22	Net cash outflows		154		148
23	Liquidity coverage ratio (%)		128		132

1 Calculated based on an average of 61 data points in the first quarter of 2017.    2 Calculated after the application of inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The following sections below include required information on the regulatory capital components and capital ratios, as well as leverage and liquidity coverage ratios where required, of UBS AG standalone, UBS Switzerland AG standalone, UBS Limited standalone and UBS Americas Holding LLC consolidated. UBS AG consolidated capital and leverage ratio information is provided in the UBS AG first quarter 2017 report, which will be available from 3 May 2017 under “Quarterly reporting” at www.ubs.com/investors.

Local regulators may also require publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Disclosure for legal entities” at www.ubs.com/investors.

Capital information in this section is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Section 2  UBS AG standalone

Swiss SRB capital requirements and capital information

Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Capital Adequacy Ordinance (CAO) stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is a part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of a decree issued on 20 December 2013, which became effective on 1 January 2014 and is still effective. The resulting capital requirements are:

1. Total capital requirement of 14%, of which 10% must be satisfied with common equity tier 1 (CET1) capital

This represents a relief at UBS AG standalone level compared with the capital requirements set by FINMA for the UBS Group. However, UBS AG standalone has been required to meet this capital requirement with immediate effect since 1 January 2014.

2. Consistent treatment of direct and indirect investments of UBS AG standalone in the equity of its subsidiaries active in banking and finance

The aggregate amount of direct and indirect investments of UBS AG standalone in the equity of its subsidiaries is risk-weighted at 200% up to a threshold determined by FINMA. The total amount exceeding that threshold must be deducted from capital, 50% from CET1 and 50% from other capital. This approach could affect risk-weighted assets (RWA) and / or eligible capital, depending on the threshold defined by FINMA. If all investments are below the threshold, the resulting total capital requirement is 28%. If the threshold is set at zero, all investments would be deducted from capital. While the application of a threshold to directly held investments represents a relief, the inclusion of indirect investments represents a tightening of the requirements.

Overall, the decree provides an important contribution to ensuring that the capital requirements of UBS AG standalone do not result in a de facto overcapitalization of the Group.

The tables in this sub-section provide UBS AG standalone capital information under Swiss SRB regulations, as per the aforementioned FINMA decree. In addition to the 14% total capital requirement set by the decree, UBS AG is required to comply with countercyclical buffer requirements on a standalone basis. The effect of the countercyclical buffer capital requirements was immaterial as of 31 March 2017.

Prudential key figures¹
CHF million, except where indicated		31.3.17	31.12.16
1	Minimum capital requirement (8% of RWA)	18,279	18,594
2	Eligible capital	33,632	33,983
3	of which: common equity tier 1 capital	33,632	33,983
4	of which: tier 1 capital	33,632	33,983
5	Risk-weighted assets	228,483	232,422
6	Common equity tier 1 capital ratio in % of RWA	14.7	14.6
7	Tier 1 capital ratio in % of RWA	14.7	14.6
8	Total capital ratio in % of RWA	14.7	14.6
9	Countercyclical buffer (CCB) in % of RWA	0.0	0.0
10	Common equity tier 1 capital requirement (incl. CCB) (%)	10.0	10.0
11	Tier 1 capital requirement (incl. CCB) (%)	11.6	10.8
12	Total capital requirement (incl. CCB) (%)	14.0	14.0
13	Basel III leverage ratio (%)²	5.8	6.0
14	Leverage ratio denominator	577,990	561,979
15	Liquidity coverage ratio (%)³	123	129
16	Numerator: High-quality liquid assets (CHF billion)	91	98
17	Denominator: Net cash outflows (CHF billion)	74	76

1 Based on the applicable phase-in rules for Swiss systemically relevant banks (SRBs).    2 On the basis of tier 1 capital.    3 The ratio reported as of 31 March 2017 represents the average of daily values during the quarter. Ratio reported as of 31 December 2016 represents the average of three month-end values.

Capital

Capital ratio requirements and information (phase-in)
	Capital ratio (%)			Capital
	Requirement	Actual		Requirement	Eligible
CHF million, except where indicated	31.3.17	31.3.17	31.12.16	31.3.17	31.3.17	31.12.16
Common equity tier 1 capital	10.0	14.7	14.6	22,883	33,632	33,983
Tier 1 capital	11.6	14.7	14.6	26,538	33,632	33,983
Total capital	14.0	14.7	14.6	32,022	33,632	33,983

Capital information (phase-in)
CHF million, except where indicated	31.3.17	31.12.16

Capital
Common equity tier 1 capital	50,575	51,331
Deductions from common equity tier 1 capital	(16,943)	(17,348)
Total common equity tier 1 capital	33,632	33,983
High-trigger loss-absorbing additional tier 1 capital	3,781	3,919
Low-trigger loss-absorbing additional tier 1 capital	1,069	1,071
Deductions from high- and low-trigger loss-absorbing additional tier 1 capital	(4,850)	(4,990)
Total loss-absorbing additional tier 1 capital	0	0
Total tier 1 capital	33,632	33,983
Low-trigger loss-absorbing tier 2 capital	8,238	10,402
Phase-out hybrid tier 2 capital	641	642
Phase-out tier 2 capital	688	698
Deductions from tier 2 capital	(9,567)	(11,742)
Total tier 2 capital	0	0
Total capital	33,632	33,983

Risk-weighted assets
Risk-weighted assets	228,483	232,422

Capital ratios (%)
Common equity tier 1 capital ratio	14.7	14.6
Tier 1 capital ratio	14.7	14.6
Total capital ratio	14.7	14.6

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Swiss SRB leverage ratio requirements and information (phase-in)
	Leverage ratio (%)			Leverage ratio capital
	Requirement¹	Actual		Requirement	Eligible
CHF million, except where indicated	31.3.17	31.3.17	31.12.16	31.3.17	31.3.17	31.12.16
Common equity tier 1 capital	2.4	5.8	6.0	13,872	33,632	33,983
Tier 1 capital	2.8	5.8	6.0	16,091	33,632	33,983
Total capital	3.4	5.8	6.0	19,420	33,632	33,983
1 Requirements for common equity tier 1 capital (24% of 10%), tier 1 capital (24% of 11.6%) and total capital (24% of 14%).

Swiss SRB leverage ratio (phase-in)
CHF billion	31.3.17	31.12.16
Swiss GAAP total assets	452.3	439.5
Difference between Swiss GAAP and IFRS total assets	119.0	151.3
Less: derivative exposures and SFTs¹	(220.0)	(248.3)
On-balance sheet exposures (excluding derivative exposures and SFTs)	351.3	342.5
Derivative exposures	97.8	98.5
Securities financing transactions	104.1	93.5
Off-balance sheet items	40.0	40.7
Items deducted from Swiss SRB tier 1 capital	(15.3)	(13.2)
Total exposures (leverage ratio denominator)	578.0	562.0

CHF million, except where indicated	31.3.17	31.12.16
Common equity tier 1 capital	33,632	33,983
Additional tier 1 capital	0	0
Tier 2 capital	0	0
Total capital	33,632	33,983
Leverage ratio (%)	5.8	6.0

1 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BIS Basel III leverage ratio (phase-in)
CHF million, except where indicated	31.3.17	31.12.16	30.9.16	30.6.16
Total tier 1 capital	33,632	33,983	34,844	34,128
Total exposures (leverage ratio denominator)	577,990	561,979	588,098	625,789
BIS Basel III leverage ratio (%)	5.8	6.0	5.9	5.5

Liquidity coverage ratio

Effective 1 January 2017, we calculate and monitor our liquidity coverage ratio (LCR) on a daily basis and our reported quarterly average LCR is the average of daily values during the quarter. Our reported quarterly average LCR for periods prior to 1 January 2017 is based on the average of three month-end values. UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA.

Liquidity coverage ratio
	Weighted value¹
CHF billion, except where indicated	Average 1Q17²	Average 4Q16
High-quality liquid assets	91	98
Total net cash outflows	74	76
of which: cash outflows	189	188
of which: cash inflows	115	112
Liquidity coverage ratio (%)	123	129
1 Calculated after the application of haircuts and inflow and outflow rates. 2 Calculated based on an average of 61 data points in the first quarter of 2017.

Section 3  UBS Switzerland AG standalone

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 March 2017, the phase-in going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 12.48% and 3.5%, respectively. The gone concern requirements on a phase-in basis were 6.2% for the RWA-based requirement and 2.0% for the LRD-based requirement.

Swiss SRB going and gone concern requirements and information¹
As of 31.3.17	Swiss SRB including transitional arrangements (phase-in)				Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	Risk-weighted assets		Leverage ratio denominator		Risk-weighted assets		Leverage ratio denominator

Required loss-absorbing capacity	in %²		in %		in %		in %
Common equity tier 1 capital	9.48	8,921	2.60	8,122	10.48	9,862	3.50	10,933
of which: minimum capital	5.80	5,459	2.10	6,560	4.50	4,236	1.50	4,686
of which: buffer capital	3.20	3,012	0.50	1,562	5.50	5,177	2.00	6,247
of which: countercyclical buffer³	0.48	450			0.48	450
Maximum additional tier 1 capital	3.00	2,824	0.90	2,811	4.30	4,047	1.50	4,686
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.20	2,071	0.90	2,811	3.50	3,294	1.50	4,686
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	753			0.80	753
Total going concern capital	12.48	11,744	3.50	10,933	14.78⁴	13,909	5.00⁴	15,619
Base gone concern loss-absorbing capacity including applicable add-ons	6.20⁵	5,836	2.00⁵	6,247	14.30⁴	13,460	5.00⁴	15,619
Total gone concern loss-absorbing capacity	6.20	5,836	2.00	6,247	14.30	13,460	5.00	15,619
Total loss-absorbing capacity	18.68	17,580	5.50	17,180	29.08	27,369	10.00	31,237

Eligible loss-absorbing capacity
Common equity tier 1 capital	11.02	10,373	3.32	10,373	11.02	10,373	3.32	10,373
High-trigger loss-absorbing additional tier 1 capital	2.12	2,000	0.64	2,000	2.12	2,000	0.64	2,000
of which: high-trigger loss-absorbing additional tier 1 capital	2.12	2,000	0.64	2,000	2.12	2,000	0.64	2,000
Total going concern capital	13.15	12,373	3.96	12,373	13.15	12,373	3.96	12,373
Gone concern loss-absorbing capacity	6.27	5,900	1.89	5,900	6.27	5,900	1.89	5,900
of which: TLAC-eligible senior unsecured debt	3.61	3,400	1.09	3,400	3.61	3,400	1.09	3,400
Total gone concern loss-absorbing capacity	6.27	5,900	1.89	5,900	6.27	5,900	1.89	5,900
Total loss-absorbing capacity	19.41	18,273	5.85	18,273	19.41	18,273	5.85	18,273

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		94,123				94,123
Leverage ratio denominator				312,371				312,371

1 This table does not include the effect of any gone concern requirement rebate. UBS Switzerland AG is compliant with all regulatory requirements.    2 The total loss-absorbing capacity ratio requirement of 18.68% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer requirements of 0.48%, of which 10% plus the effect of countercyclical buffer requirements must be satisfied with common equity tier 1 capital. These FINMA requirements will be effective until they are exceeded by the Swiss SRB phase-in requirements.    3 Going concern capital ratio requirements as of 31 March 2017 include countercyclical buffer requirements of 0.48% for the phase-in and fully applied requirement.    4 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    5 Includes applicable add-ons of 0.36% for RWA and 0.13% for LRD.

Significant regulated subsidiaries and sub-groups

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
	Swiss SRB including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	31.3.17	31.12.16	31.3.17	31.12.16

Going concern capital
Common equity tier 1 capital	10,373	10,416	10,373	10,416
High-trigger loss-absorbing additional tier 1 capital	2,000	1,235¹	2,000	2,000
Total tier 1 capital	12,373	11,651	12,373	12,416
Total going concern capital	12,373	11,651	12,373	12,416

Gone concern loss-absorbing capacity
High-trigger loss-absorbing additional tier 1 capital		765¹
Low-trigger loss-absorbing tier 2 capital	2,500¹	2,500¹	2,500	2,500
TLAC-eligible senior unsecured debt	3,400		3,400
Total gone concern loss-absorbing capacity	5,900	3,265	5,900	2,500

Total loss-absorbing capacity
Total loss-absorbing capacity	18,273	14,916	18,273	14,916

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	94,123	93,281	94,123	93,281
Leverage ratio denominator	312,371	306,586	312,371	306,586

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	13.1	12.5	13.1	13.3
of which: common equity tier 1 capital ratio	11.0	11.2	11.0	11.2
Gone concern loss-absorbing capacity ratio	6.3	3.5	6.3	2.7
Total loss-absorbing capacity ratio	19.4	16.0	19.4	16.0

Leverage ratios (%)
Going concern leverage ratio	4.0	3.8	4.0	4.0
of which: common equity tier 1 leverage ratio	3.3	3.4	3.3	3.4
Gone concern leverage ratio	1.9	1.1	1.9	0.8
Total loss-absorbing capacity leverage ratio	5.8	4.9	5.8	4.9

1 Under the Swiss SRB rules, going concern capital includes CET1 and high-trigger loss-absorbing additional tier 1 capital. Outstanding low-trigger loss-absorbing tier 2 capital instruments would qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. However, as of 31 March 2017 and 31 December 2016, the total low-trigger loss-absorbing tier 2 capital of CHF 2,500 million was used to meet the gone concern requirement. Additionally, as of 31 December 2016, CHF 765 million of high-trigger loss-absorbing additional tier 1 capital was used to meet the gone concern requirement.

Leverage ratio information

Swiss SRB leverage ratio denominator
	Swiss SRB including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
	31.3.17	31.12.16	31.3.17	31.12.16

Leverage ratio denominator (CHF billion)
Swiss GAAP total assets	300.0	294.5	300.0	294.5
Difference between Swiss GAAP and IFRS total assets	1.4	1.5	1.4	1.5
Less: derivative exposures and SFTs¹	(37.9)	(32.3)	(37.9)	(32.3)
On-balance sheet exposures (excluding derivative exposures and SFTs)	263.5	263.7	263.5	263.7
Derivative exposures	4.4	4.7	4.4	4.7
Securities financing transactions	33.0	26.4	33.0	26.4
Off-balance sheet items	11.7	12.0	11.7	12.0
Items deducted from Swiss SRB tier 1 capital	(0.3)	(0.3)	(0.3)	(0.3)
Total exposures (leverage ratio denominator)	312.4	306.6	312.4	306.6

1 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BIS Basel III leverage ratio (phase-in)
CHF million, except where indicated	31.3.17	31.12.16	30.9.16	30.6.16
Total tier 1 capital	12,373	12,416	12,476	12,489
Total exposures (leverage ratio denominator)	312,371	306,586	315,057	313,285
BIS Basel III leverage ratio (%)	4.0	4.0	4.0	4.0

Liquidity coverage ratio

Effective 1 January 2017, we calculate and monitor our liquidity coverage ratio (LCR) on a daily basis and our reported quarterly average LCR is the average of daily values during the quarter. Our reported quarterly average LCR for periods prior to 1 January 2017 is based on the average of three month-end values. UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.

Liquidity coverage ratio
	Weighted value¹
CHF billion, except where indicated	Average 1Q17²	Average 4Q16
High-quality liquid assets	77	75
Total net cash outflows	62	63
of which: cash outflows	101	97
of which: cash inflows	39	34
Liquidity coverage ratio (%)	124	120
1 Calculated after the application of haircuts and inflow and outflow rates. 2 Calculated based on an average of 61 data points in the first quarter of 2017.

Significant regulated subsidiaries and sub-groups

Capital instruments

Capital instruments of UBS Switzerland AG - key features
Presented according to issuance date
		Share capital	Additional tier 1 capital	Tier 2 capital	Additional tier 1 capital
1	Issuer (country of incorporation; if applicable, branch)	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4
2	Unique identifier (e.g., ISIN)	N/A	N/A	N/A	N/A
3	Governing law(s) of the instrument	Swiss	Swiss	Swiss	Swiss
Regulatory treatment
4	Transitional Basel III rules (1)	Common equity tier 1 – Going concern capital	Additional tier 1 – Going concern capital	Tier 2 – Gone concern loss-absorbing capacity (4)	Additional tier 1 – Going concern capital
5	Post-transitional Basel III rules (2)	Common equity tier 1 – Going concern capital	Additional tier 1 – Going concern capital	Tier 2 – Gone concern loss-absorbing capacity (4)	Additional tier 1 – Going concern capital
6	Eligible at solo / group / group&solo	UBS Switzerland AG standalone	UBS Switzerland AG standalone	UBS Switzerland AG standalone	UBS Switzerland AG standalone
7	Instrument type	Ordinary shares	Loan (5)	Loan (5)	Loan (5)
8	Amount recognized in regulatory capital (currency in million, as of most recent reporting date) (1)	CHF 10.0	CHF 1,500	CHF 2,500	CHF 500
9	Outstanding amount (par value, million)	CHF 10.0	CHF 1,500	CHF 2,500	CHF 500
10	Accounting classification (3)	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost	Due to banks held at amortized cost	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	1 April 2015	11 March 2016
12	Perpetual or dated	–	Perpetual	Dated	Perpetual
13	Original maturity date	–	–	1 April 2025	–
14	Issuer call subject to prior supervisory approval	–	Yes	Yes	Yes
15	Optional call date, subsequent call dates, if applicable, and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Contingent call dates and redemption amount	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest
			–	Early repayment possible upon a change in progressive capital component requirement, subject to FINMA approval. Repayment amount: 101% of principal amount, together with accrued and unpaid interest	–

Capital instruments of UBS Switzerland AG - key features (continued)
Coupons / dividend
17	Fixed or floating dividend / coupon	–	Floating	Floating	Floating
18	Coupon rate and any related index; frequency of payment	–	6-month CHF Libor + 370 bps per annum semi-annually	6-month CHF Libor + 200 bps per annum semi-annually	3-month CHF Libor + 459 bps per annum quarterly
19	Existence of a dividend stopper	–	No	No	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary	Mandatory	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No	No	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative	Cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	–	–	–	–
25	If convertible, fully or partially	–	–	–	–
26	If convertible, conversion rate	–	–	–	–
27	If convertible, mandatory or optional conversion	–	–	–	–
28	If convertible, specify instrument type convertible into	–	–	–	–
29	If convertible, specify issuer of instrument it converts into	–	–	–	–
30	Write-down feature	–	Yes	Yes	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%	Trigger: CET1 ratio is less than 5%	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability

Subject to applicable conditions.

32	If write-down, full or partial	–	Full	Full	Full
33	If write-down, permanent or temporary	–	Permanent	Permanent	Permanent
34	If temporary write-down, description of write-up mechanism	–	–	–	–
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)

Unless otherwise stated in the Articles of Association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (section 745, Swiss Civil Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as unsecured, subordinated and dated obligations

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Existence of features, which prevent full recognition under Basel III	–	–	–	–
37	If yes, specify non-compliant features	–	–	–	–

(1) Based on Swiss SRB phase-in (including transitional arrangement) requirements.    (2) Based on Swiss SRB requirements applicable as of 1.1.20.    (3) As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    (4) Outstanding low-trigger loss-absorbing tier 2 capital would qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility. However, as of 31 March 2017, the total low-trigger loss-absorbing tier 2 capital of CHF 2,500 million was used to meet the gone concern requirement.    (5) Loans granted by UBS AG, Switzerland.

Significant regulated subsidiaries and sub-groups

Section 4  UBS Limited standalone

The table below includes required information on the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Limited standalone. In addition to the Pillar 1 capital requirements presented below, entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Prudential key figures¹˒²
GBP million, except where indicated		31.3.17	31.12.16³
1	Minimum capital requirement (8% of RWA)	946	886
2	Eligible capital	3,420	3,442
3	of which: common equity tier 1 capital	2,503	2,521
4	of which: tier 1 capital	2,738	2,756
5	Risk-weighted assets	11,821	11,081
6	Common equity tier 1 capital ratio in % of RWA	21.2	22.8
7	Tier 1 capital ratio in % of RWA	23.2	24.9
8	Total capital ratio in % of RWA	28.9	31.1
9	Countercyclical buffer (CCB) in % of RWA	0.0	0.0
10	Common equity tier 1 capital requirement (incl. CCB) (%)	5.8	5.1
11	Tier 1 capital requirement (incl. CCB) (%)	7.3	6.6
12	Total capital requirement (incl. CCB) (%)	9.3	8.6
13	Basel III leverage ratio (%)⁴	6.5	7.7
14	Leverage ratio denominator	41,833	35,793

1 Based on Directive 2013/36/EU and Regulation 575/2013 (together known as “CRD IV”) and their related technical standards, as implemented within the UK by the Prudential Regulation Authority (PRA).    2 There is no local disclosure requirement for liquidity coverage ratio for UBS Limited as of 31 March 2017.    3 Figures as of 31 December 2016 have been adjusted for consistency with the full year financial statements and local regulatory reporting.    4 On the basis of tier 1 capital.

Section 5  UBS Americas Holding LLC consolidated

The table below includes required information on the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Americas Holding LLC consolidated. In addition to the Pillar 1 capital requirements presented below, entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Prudential key figures¹˒²
USD million, except where indicated		31.3.17	31.12.16³
1	Minimum capital requirement (8% of RWA)	4,370	4,119
2	Eligible capital	12,266	12,320
3	of which: common equity tier 1 capital	10,663	11,598
4	of which: tier 1 capital	11,546	11,598
5	Risk-weighted assets	54,620	51,488
6	Common equity tier 1 capital ratio in % of RWA	19.5	22.5
7	Tier 1 capital ratio in % of RWA	21.1	22.5
8	Total capital ratio in % of RWA	22.5	23.9
9	Countercyclical buffer (CCB) in % of RWA
10	Common equity tier 1 capital requirement (incl. CCB) (%)	5.8	5.1
11	Tier 1 capital requirement (incl. CCB) (%)	7.3	6.6
12	Total capital requirement (incl. CCB) (%)	9.3	8.6
13	Basel III leverage ratio (%)⁴	9.1	8.3
14	Leverage ratio denominator	127,512	140,112

1 For UBS Americas Holding LLC based on applicable US Basel III rules.    2 There is no local disclosure requirement for liquidity coverage ratio for UBS Americas Holding LLC as of 31 March 2017.    3 Figures as of 31 December 2016 have been adjusted for consistency with the full year financial statements and local regulatory reporting.    4 On the basis of tier 1 capital.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AGM               annual general meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

AMA               advanced measurement approach

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CC                   Corporate Center

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCB                Countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-
backed security

CM                  credit risk mitigation

COP                close-out period

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CVA                credit valuation
adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 Department of Justice

DTA                 deferred tax asset

DTL                  deferred tax liability

DVA                debit valuation adjustment

E

EAD                 exposure at default

EC                   European Commission

ECAI                external credit assessment institutions

ECB                 European Central Bank

EEPE                effective expected positive exposure

EPE                  expected positive exposure

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTD                  first to default

FTP                  funds transfer price

FVA                 funding valuation adjustment

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRS                 International Financial Reporting Standards

IMM                internal model method

IMA                 internal models approach

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

Appendix

Abbreviations frequently used in our financial reports (continued)

K

KPI                   key performance indicator

L

LAC                 loss-absorbing capital

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  Limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MTN                medium-term note

N

NAV                net asset value

NCPA              non-counterparty-related risk

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

P&L                  profit and loss

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 ratings-based approach

RLN                 reference-linked note

RMBS              residential mortgage-backed security

RniV                risks-not-in-VaR

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SSFA                simplified supervisory formula approach

SFA                  supervisory formula approach

SFT                  securities financing transaction

SME                small and medium enterprises

SNB                 Swiss National Bank

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TLAC               total loss-absorbing capacity

TRS                  total return swap

U

USD                 US dollar

V

VaR                 value-at-risk

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s first quarter 2017 report and its Annual Report 2016, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  April 28, 2017